

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2015

Christopher W. Cabrera
Chief Executive Officer
Xactly Corporation
300 Park Avenue, Suite 1700
San Jose, California 95110

> **Re:** **Xactly Corporation**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted April 17, 2015**
> **CIK No. 0001322554**

Dear Mr. Cabrera:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note that you have previously provided us with relevant portions of industry research reports and publications cited throughout the registration statement. Please provide us with any updated reports, such as the August 2014 Aon Hewitt research study and the IDC report referenced in your Summary. To expedite our review, clearly mark each source to highlight the applicable portion or section containing the referenced information, and cross-reference it to the appropriate location in your prospectus.

Business

Customers, page 81

2.   Please disclose the objective criteria you have used in selecting the representative customers you identified by name, which will assist investors in understanding their significance to you.

Case Studies, page 82

3.   Please tell us how you compiled these studies, whether they have been reviewed by the companies, how those clients provide a meaningful representation of your user base, and whether the companies concur with the characterizations. Also explain any limitations in using these individual case studies. In addition, tell us whether you relied on any written reports as a basis for any of the case studies presented and, if so, provide us with a copy of each written report marked to highlight the applicable portions containing the statistics and claims you cite.

4.   You state that the number of Xactly subscribers with DocuSign had increased by over 1,000% between 2010 and 2015. Similarly, you state that the number of Xactly subscribers at Twitter increased by over 225% between 2012 and 2015. Please provide the specific number of initial subscribers in each case.

Notes to Consolidated Financial Statements

Note 8. Stockholders' equity

Convertible preferred stock, page F-23

5.   Please tell us how you determined that your convertible preferred stock should be classified within stockholders' equity based on the liquidation preference described in Article IV.2(e) of Exhibit 3.1 and your consideration of the guidance in ASC 480-10-S99-3A.3.f.

Part II

Item 16. Exhibits and Financial Statement Schedules

Exhibits 10.1 and 10.7

6.   We note that you have filed a form of the indemnification agreement and form of severance and change in control agreement rather than individual copies of the executed agreements. In accordance with Instruction 2 to Item 601 of Regulation S-K, please file a

schedule with the exhibit identifying the documents omitted and setting forth the material details in which such documents differ from the filed document.

Exhibit 10.9

7.   It appears that this agreement is missing the accompanying exhibits and schedules. Please refile the exhibit in its entirety to include all exhibits and schedules. Note that unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for omitting schedules or similar attachments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Michael Coke
        Donna Petkanics
        Wilson Sonsini Goodrich & Rosati, P.C.